FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2003

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:     ☑         Form 40-F:     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:    ☐         No:    ☑

Press release                                                                             [Océ LOGO APPEARS HERE]
Océ N.V.

Final results 2002
Dividend 2002
Annual General Meeting of Shareholders 2003

Final results 2002
Océ confirms that the final results for the 2002 financial year do not deviate from the provisional results that were published on January 13, 2003. This means revenues of €3,176.1 million (-1.8% compared to the financial year 2001), operating income of €226.1 million (+0.6%), net income of €112.5 million (+7.1%) and basic earnings of €1.30 (+8.8%) per €0.50 ordinary share. The year 2002 showed a positive free cash flow (before dividends and financing activities) of €337.7 million (2001: €173.6 million). Total assets were reduced to €2,851 million (2001: €3,128 million) as a result of a decrease in working capital and in long term lease debtor receivables. As a result thereof the interest bearing debt decreased to €843 million (2001: €1,141 million). According to US accounting principles (US GAAP) net income for the financial year 2002 worked out €65 million (2001: €52 million*).

*
The result for 2001 is €35 million higher than published in the Annual Report 2001. As recently became evident, the results on foreign currency contracts in 2001 should have been determined in accordance with new, stricter US accounting principles (FAS 133). These principles led to a timing difference in Océ’s results but on balance the effect is neutral.

Dividend 2002
As announced on January 13 last, it will be proposed to shareholders to adopt a dividend for the 2002 financial year of €0.58 (2001: also €0.58) per ordinary share of €0.50 nominal. Upon adoption of this proposal the final dividend per ordinary share for 2002 will be €0.43; the interim dividend amounted to €0.15. It is proposed to pay out the final dividend fully in cash. The dividend will be made available for payment as from March 28, 2003. Shares in Océ N.V. will be listed as “ex-dividend” with effect from March 14, 2003.

General Meeting of Shareholders
The Annual General Meeting of Shareholders will be held in Venlo on Wednesday, March 12, 2003, commencing at 14.00 hrs.

The proposals to be submitted to shareholders will include the following:

—	that the financial statements for the 2002 financial year be adopted;
—	that the dividend for the 2002 financial year be adopted in conformity with the above proposal;
—	that the Board of Executive Directors be authorised to issue shares, to restrict or preclude the pre-emptive right in respect of ordinary shares and to purchase shares in the Company’s own capital;
—	that Mr. Ronald E. Daly be appointed as a member of the Executive Board;
—	that Mr. G.B. Pelizzari be granted an honourable release and discharge as Executive Director;
—	that Mr. A. Baan be appointed to the Board of Supervisory Directors;
—	that Mr. M. Ververs be granted an honourable release and discharge as Supervisory Director, having reached the age-limit set in the Articles of Association.

The annual report, including the agenda for the annual meeting of shareholders, will be published on internet (www.oce.com) as from January 31, 2003 and will be available in printed form in the course of February 2003.

Océ N.V.
Venlo, January 31, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Océ N.V.
                    (Registrant)

By:     /S/ R.L. VAN IPEREN
      Chairman of the Board of Executive Directors
      (Principal Executive Officer)
Dated: January 31, 2003